Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividends

TORONTO, May 28, 2014 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.78 per share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2014, a 2 cent increase from the previous quarter.

The Board of Directors also declared dividends of:

•	$0.28125 a share on paid-up Class B Preferred Shares Series 13;
•	$0.328125 a share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 a share on paid-up Class B Preferred Shares Series 15;
•	$0.211875 a share on paid-up Class B Preferred Shares Series 16;
•	$0.163142 a share on paid-up Class B Preferred Shares Series 17;
•	$0.3375 a share on paid-up Class B Preferred Shares Series 23;
•	$0.24375 a share on paid-up Class B Preferred Shares Series 25; and
•	$0.33973 a share on paid-up Class B Preferred Shares Series 27

The dividend on the common shares is payable on August 26, 2014, to shareholders of record on August 1, 2014. The dividends on the preferred shares are payable on August 25, 2014, to shareholders of record on August 1, 2014.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). Under the Plan, the Bank determines whether the additional common shares will be purchased on the open market or issued by the Bank from treasury. As previously announced, such additional common shares will be issued from treasury until further notice.

Until further notice, such additional common shares will also be issued with a two percent discount from the Average Market Price (as defined in the Plan). This change will be effective for the common share dividend declared today (“Q3 2014 Dividend”). The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For existing members of the Plan, the discount will automatically be applied to the reinvestment of the Q3 2014 Dividend. For registered shareholders who wish to participate in the Plan and thereby receive the two percent discount in respect of the Q3 2014 Dividend, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on July 29, 2014. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com